

14048516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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MAR 0 4 2014

SEC FILE NUMBER
8- 67785

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/13___ AND ENDING ___12/31/13___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sixpoint Partners LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 8th Floor
(No. and Street)

New York   **New York**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward McCabe   **732-533-5074**
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street   **Stamford**   **CT**   **06901**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Edward McCabe_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Sixpoint Partners LLC_____ , as

of ___December 31,_____ , 20_13__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

FINOP

Title

Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES ___ 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

SIXPOINT PARTNERS LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2013

CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Schedule of Expenses	9
Supplemental Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	11
Statement Regarding Rule 15c3-3	12
Schedule of Assessment and Payments Pursuant to Rule 17a-5(e)(4)	13
Supplementary Reports	
Independent Auditor's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15-16
Independent Auditor's Supplementary Report on Internal Control	17-18

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Members
Sixpoint Partners LLC
New York, NY 10022

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sixpoint Partners LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but some of which is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company, LLP

Berkow, Schechter & Company LLP

February 25, 2014

SIXPOINT PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets:

Cash and cash equivalents	$ 963,476
Accounts receivable	1,592,593
Unbilled reimbursable expenses	9,000
Pre-paid rent	212,622
Total Current Assets	2,777,691
Furniture and equipment, net of accumulated depreciation of $21,432	60,072
Accounts receivable, long-term	1,848,266
Security deposits	156,250
TOTAL ASSETS	$ 4,842,279

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:

Accounts payable	$ 2,500
Credit card payable	27,171
Accrued expenses	37,302
Other liabilities	7,107
Total Current Liabilities	74,080
Members' Capital	4,768,199
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 4,842,279

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Income:	
Placement fees	$ 6,154,031
Reimbursed expenses	295,804
Total income	6,449,835
Expenses (see schedule of expenses)	5,367,089
Income from operations	1,082,746
Interest and dividend income	36,402
Net income	$ 1,119,148

SIXPOINT PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance, December 31, 2012	$ 3,931,551
Capital contributions	-
Net income	1,119,148
Capital withdrawals and distributions	(282,500)
Balance, December 31, 2013	$ 4,768,199

SIXPOINT PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 1,119,148
Depreciation	4,456
Decrease in cash due to change in:	
Accounts receivable and other assets	127
Accounts payable and other liabilities	(194,537)
Net cash provided by operating activities	929,194
Cash flows from investing activities:	
Purchases of furniture	(57,634)
Net cash used by investing activities	(57,634)
Cash flows from financing activities:	
Capital distributions	(282,500)
Net cash used by financing activities	(282,500)
Net increase in cash	589,060
Cash and cash equivalents, beginning of year	374,416
Cash and cash equivalents, end of year	$ 963,476

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Income taxes	$ -
Interest	-

NOTE 1 - NATURE OF OPERATIONS

Sixpoint Partners LLC, a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Depreciation

Depreciation is computed using the straight line method based on the estimated useful lives of the individual items comprising depreciable assets.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

Accounts receivable

Accounts receivable are shown net of a reserve for bad debts.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

The following is a summary of the Company's net capital position at December 31, 2013.

Net capital	$889,396
Excess of net capital over requirements	$884,396
Aggregate indebtedness to net capital	0.08-1.00

NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 5 - INCOME TAXES

The Company has elected to be taxed as a partnership and income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return.

NOTE 6 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2013 the Company made no matching contributions.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2014, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 25, 2014 that would require adjustment or disclosure in the financial statements.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents are insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC").

NOTE 9 - COMMITMENTS

The Company's lease for office space expires in April 2019 and includes escalation provisions covering taxes and operating expenses. Future minimum rental payments are as follows:

	2015	$299,000
	2016	299,000
	2017	299,000
	2018	299,000
	2019	99,667
Total		$1,295,667

SIXPOINT PARTNERS LLC
SCHEDULE OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2013

Expenses:	
Compensation	$ 3,437,951
Legal fees	415,690
Reimbursed expenses	363,372
Rent and utilities	190,341
Bad debt	145,944
Employee health insurance	132,818
Payroll taxes	93,891
Regulatory expenses	73,264
Recruiting fees	73,050
Technology and support	71,814
Meals and entertainment	68,737
Licenses and taxes	61,828
Travel	58,282
Accounting fees	32,851
Outside contractors	24,700
Telephone and internet	23,591
Donations	20,100
Dues and subscriptions	18,410
Conferences	15,000
Printing and reproduction	12,978
Insurance	11,924
Temporary help	9,000
Depreciation	4,456
Moving expenses	2,500
Office supplies and expense	2,310
Payroll service fee	1,890
Miscellaneous	397
Total operating expenses	$ 5,367,089

Supplemental Information

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

Members' capital	$ 4,768,199
Deductions, non-liquid assets	(3,878,803)
Net capital	889,396
Minimum net capital required	5,000
Excess of Net Capital Over Minimum Requirements	884,396
Aggregate Indebtedness	$ 74,080
Percentage of Aggregate Indebtedness to Net Capital	8.38%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part IIA of Form X-17A-5 as of December 31, 2013):

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 895,529
Audit adjustments	(6,133)
Net Capital Per Above	$ 889,396

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k2)(2)(i) of that rule.

SIXPOINT PARTNERS LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS PURSUANT TO RULE 17a-5(e)(4)
DECEMBER 31, 2013

Total Revenue (January 1 - December 31, 2013)	$ 6,001,947
Deductions	295,804
Additions per audit	447,888
SIPC Net Operating Revenues	6,745,639
General Assessment @ .0025	16,864
Less: SIPC-6 payment dated 8/1/13	(3,385)
Less: SIPC-7 payment dated 2/25/14	(13,479)
Assessment due as of 2/25/14	$ -

Supplementary Reports

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Sixpoint Partners LLC
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Sixpoint Partners LLC (the "Company") and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2013, noting no material differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

15

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company, LLP

Berkow, Schechter & Company LLP

February 25, 2014

Berkow,
Schechter
& Company LLP_____ *Certified Public Accountants*

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Members
Sixpoint Partners LLC
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental information of Sixpoint Partners LLC (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company, LLP

Berkow, Schechter & Company LLP

February 25, 2014